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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-33289

                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
             [ ] Form N-SAR

      For Period Ended:      November 24, 2001
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      [  ]  Transition Report on Form 10-K
      [  ]  Transition Report on Form 20-F
      [  ]  Transition Report on Form 11-K
      [  ]  Transition Report on Form 10-Q
      [  ]  Transition Report on Form N-SAR

      For the Transition Period Ended:________________________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Woodworkers Warehouse, Inc.
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Full name of registrant


Trend-Lines, Inc.
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Former name if applicable


126 Oxford Street
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Address of principal executive office (Street and Number)


Lynn, Massachusetts 01901
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City, state and zip code



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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant will be delayed in filing its Quarterly Report on Form 10-Q as a result of its need for additional time to obtain and complete certain information to be included in the Consolidated Financial Statements and the Notes thereto and Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Ronald L. Franklin,
      Executive Vice President, Finance
      and Chief Financial Officer         (781)         853-0900 x2315
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            (Name)                     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
      the answer is no, identify report(s).                       [] Yes  [X] No

August 26, 2000 10-Q of Trend-Lines, Inc.; November 25, 2000 10-Q of
Trend-Lines, Inc.; February 24, 2001 10-K of Trend-Lines, Inc.; May 26, 2001
10-Q of Trend-Lines, Inc.; August 24, 2001 10-Q of Trend-Lines, Inc.
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(3)   Is it  anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                                          [X] Yes  [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trend-Lines, Inc., the predecessor of Woodworkers Warehouse, Inc., filed a voluntary petition in the United States Bankruptcy Court under Chapter 11 of the Bankruptcy Code on August 11, 2000 and emerged from bankruptcy on October 29, 2001.
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                                Woodworkers Warehouse, Inc.
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                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 7, 2002                   By:     /s/ Ronald L. Franklin
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                                         Ronald L. Franklin,
                                         Executive Vice President, Finance and
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).